Exhibit 99.3

2025 Annual Business Report

Table of Contents

1.Business Overview
(1)Business Results and Financial Statements for the Past Three Fiscal Years (2023 – 2025)

2.Company Overview
(1)Registered Purpose of the Company
(2)Description of Primary Business
(3)Problems Confronting the Company
(4)Business Offices and Game Development Facilities
(5)Stock
(6)Debenture
(7)Major Shareholders
(8)Investment in Other Companies
(9)Directors Holding Concurrent Positions
(10)Material Transactions with Related Parties
(11)Significant Creditors
(12)Employees
(13)Directors and Auditors
(14)Material Events after the End of Fiscal Year 2025

3. Consolidated Financial Statements as of and for the fiscal years ended December 31, 2025 and 2024
(1)Consolidated Financial Positions
(2)Consolidated Comprehensive Income
(3)Consolidated Statements of Changes in Equity
(4)Consolidated Statements of Cash Flows

4. Separate Financial Statements as of and for the fiscal years ended December 31, 2025 and 2024
(1)Financial Positions
(2)Comprehensive Income
(3)Statements of Appropriation of Retained earnings
(4)Statements of Changes in Equity
(5)Statements of Cash Flows

1. Business Overview
(1)Business Results and Financial Statements for the Past Three Fiscal Years (2023 – 2025)

(In thousands of Korean Won)

Category	2025	2024	2023
Current assets	458,043,585	388,828,361	320,313,123
• Quick assets	458,043,585	388,828,361	320,313,123
Non-current assets	81,595,914	73,268,527	56,133,360
• Investment asset	49,236,515	49,376,747	35,451,234
• Property and Equipment, net	4,083,804	5,344,496	4,179,602
• Intangible asset	6,284,550	6,765,893	5,989,596
• Other non-current asset	14,529,957	6,277,319	5,279,592
Total assets	539,639,499	462,096,888	376,446,483
Current liabilities	34,186,669	36,037,103	41,707,393
Non-current liabilities	3,978,361	7,406,050	3,977,710
Total liabilities	38,165,030	43,443,153	45,685,103
Share capital	3,474,450	3,474,450	3,474,450
Capital surplus	27,482,683	27,482,683	27,482,683
Other components of equity	-	-	-
Retained earnings	470,517,336	387,696,602	299,804,247
Total equity	501,474,469	418,653,735	330,761,380
Revenues	186,120,945	179,302,825	242,775,498
Operating income	43,022,077	44,190,431	70,755,035
Net income before income tax	98,145,363	102,345,511	92,062,740
Net income	82,820,734	87,892,355	70,169,563

2. Company Overview
(1)Registered Purpose of the Company
1)Software consulting, development and supply
2)Development and sales of software and CD
3)Information-technology-related software development
4)Production, development, distribution, sales, and consulting of software, including game software, as well as corresponding licensing
5)Online network game services
6)Applied package-related software development
7)Production and sales of computer programs
8)Import and export of software
9)E-commerce
10) Character development business
11) Animation business
12) Real estate leasing
13) Service-area restaurant business
14) Media-related business
15) Printing and publication
16) Record & video production and distribution
17) Production, development, distribution, sales, and consulting of digital content, including digital content based on the technology of NFT and blockchain as well as corresponding licensing
18)Sports facility business including golf practice facilities and screen golf courses
19)Any other businesses incidental to the above businesses

(2)Description of Primary Business
Gravity Co., Ltd. (the “Company”) is the developer of Ragnarok Online, an MMORPG, which was launched in August 2002 and is commercially offered in 91 markets worldwide, including Korea, Japan, Taiwan, Thailand, Southeast Asia, North, Central and South America, Europe and Middle East as of December 31, 2025.

Having strong global network and success from Ragnarok Online, the Company is expanding its business areas from online game development and publishing to cultural contents business based on various platforms, such as development of games for smartphones, console and IPTV, and animation and game character merchandising.
In addition, the Company has 9 subsidiaries, such as Gravity NeoCyon, Inc. in Korea, Gravity Interactive, Inc. in the United States, Gravity Communications Co., Ltd in Taiwan. Gravity Game Tech Co., Ltd. in Bangkok, Thailand, PT Gravity Game Link in Jakarta, Indonesia, Gravity Game Arise Co., Ltd. in Tokyo, Japan, Gravity Game Hub PTE., Ltd in Singapore, Gravity Game Vision., Ltd in Hong Kong and Gravity Game Unite Sdn. Bhd. in Malaysia.

(3)Problems Confronting the Company
Since the Company operates in a highly competitive industry, the Company is making every effort to enhance its development capacity and to maintain and increase its market share in overseas markets to preserve its competitive advantage.
The Company is in need of diversified revenue structure, continuous global market expansion and new business initiatives for sustainable revenue growth. The Company is doing its best diversely to expand new markets, to publish mobile games, to develop mobile games and to do IP licensing business.

(4)Business Offices and Game Development Facilities

Classification	Location
Head Office	(Nuritkum Square R&D Tower) 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
Game Development Facilities	(Nuritkum Square R&D Tower) 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(5)Stock

1) Total number of shares
(As of December 31, 2025)

Total number of shares authorized	Total number of shares issued	Total number of shares unissued
40,000,000 shares	6,948,900 shares	33,051,100 shares

2) Type of Stock issued (Par value per share: KRW 500)
(As of December 31, 2025)

Type	Number of shares	Total par value	%
Registered common stock	6,948,900 shares	KRW 3,474,450,000	100%

(6)Debenture: None.

(7)Major Shareholders
(As of December 31, 2025)

Shareholder	Shares Owned	%	Transaction with the Company
GungHo Online Entertainment, Inc.	4,121,737	59.31	-
Others	2,827,163	40.69	-
Total	6,948,900	100.00	-

(8)Investment in Other Companies

(As of December 31, 2025)

Companies				Relationship with the Company
Name	Location	Common Stock	Main business	Shares owned	%	Relationship
Gravity Interactive, Inc.	California, USA	USD 10,540,000	Online and Mobile Game Service	290,000	100.00%	Subsidiary
Gravity NeoCyon, Inc.	Seoul, Korea	KRW 6,990,985,000	Mobile game development	1,398,197	100.00%	Subsidiary
Gravity Communications Co., Ltd	Taipei, Taiwan	NTD 155,100,000	Online and Mobile Game Service	15,510,000	100.00%	Subsidiary
PT Gravity Game Link	Jakarta, Indonesia	IDR 43,221,000,000	Online and Mobile Game Service	3,025,470	70.00%	Subsidiary
Gravity Game Tech Co., Ltd.	Bangkok, Thailand	THB 188,049,960	Online and Mobile Game Service	18,804,994	100.00%	Subsidiary
Gravity Game Arise Co., Ltd.	Tokyo, Japan	JPY 100,000,000	Online and Mobile Game Service	220,000	100.00%	Subsidiary
Gravity Game Hub PTE., Ltd.	Singapore	SGD 6,819,991	Online and Mobile Game Service	691,500	100.00%	Subsidiary
Gravity Game Vision., Ltd.	Hong Kong	HKD 3,900,001	Online and Mobile Game Service	39,001	100.00%	Subsidiary
Gravity Game Unite SDN. BHD.	Kuala Lumpur, Malaysia	MYR 2,250,000	Online and Mobile Game Service	22,500	100.00%	Subsidiary

(9)Directors Holding Concurrent Positions
(As of December 31, 2025)

Name	Company
	Name	Position	Responsibility
Hyun Chul Park	Gravity Co., Ltd.	CEO	Overall management
	Gravity NeoCyon, Inc.	Executive Director	Chief Operating Officer
	Gravity Interactive, Inc.	President	-
Yoshinori Kitamura	Gravity Co., Ltd.	Executive Director	Chief Operating Officer Chief Compliance Officer
	Gravity Interactive, Inc.	CEO	Overall management
	Gravity NeoCyon, Inc.	CEO	Overall management
	Gravity Communications Co., Ltd.	CEO	Overall management
	PT Gravity Game Link	CEO	Overall management
	Gravity Game Tech Co., Ltd.	CEO	Overall management
	Gravity Game Arise Co., Ltd.	CEO	Overall management
	Gravity Game Hub PTE., Ltd.	CEO	Overall management
	Gravity Game Vision., Ltd.	CEO	Overall management
	Gravity Game Unite Sdn. Bhd.	CEO	Overall management
Heung Gon Kim	Gravity Co., Ltd.	Executive Director	Chief Financial Officer
	Gravity NeoCyon, Inc.	Executive Director	Chief Financial Officer
	Gravity Interactive, Inc.	Vice President	-
	Gravity Communications Co., Ltd.	Executive Director	Chief Financial Officer
	PT Gravity Game Link	Executive Director	-
	Gravity Game Tech Co., Ltd.	Executive Director	-
	Gravity Game Arise Co., Ltd.	Executive Director	-
	Gravity Game Hub PTE., Ltd.	Executive Director	Chief Financial Officer
	Gravity Game Vision., Ltd.	Executive Director	Chief Financial Officer
	Gravity Game Unite Sdn. Bhd.	Executive Director	Chief Financial Officer

(10)Material Transactions with Related Parties
① Sales and purchases
(In thousands of Korean Won)

Nature	Related Companies	2025		2024
		Sales	Purchases	Sales	Purchase
Parent company	GungHo Online Entertainment, Inc.	21,496,477	16,764	16,550,535	15,946
Related company	GungHo Online Entertainment America	7,241	10,093	559	184,657
Subsidiaries	Gravity Interactive, Inc.	43,197,718	228,889	8,492,456	793,643
	Gravity NeoCyon, Inc.	1,007,282	9,471,132	373,127	8,299,769
	Gravity Communications Co., Ltd.(*1)	10,862,929	3,966,471	15,425,660	3,311,719
	PT Gravity Game Link	279,574	85,167	136,995	81,750
	Gravity Game Tech Co., Ltd. (*1)	15,697,644	—	18,717,621	—
	Gravity Game Arise Co., Ltd.	169,003	13,321,111	751,800	3,520,167
	Gravity Game Hub PTE., Ltd. (*1)	20,506,269	10,565	9,830,668	—
	Gravity Game Vision Limited (*1)	32,480,048	—	41,073,877	—
	Gravity Game Unite SDN.BHD	1,767	—	—	—
Total		145,705,952	27,110,192	111,353,298	16,207,651
(*1) In 2025 sales, the dividend received KRW 44,937,205 thousand is included, and in 2024 sales, the dividend received KRW 43,120,174 thousand is included.

② Receivables and Payables
(In thousands of Korean Won)

Nature	Related Companies	2025		2024
		Receivables	Payables	Receivables	Payables
Parent company	GungHo Online Entertainment, Inc.	1,462,997	2,700	3,240,472	2,755
Related company	GungHo Online Entertainment America	1,016	773	573	97,210
Subsidiaries	Gravity Interactive, Inc.	4,265,138	43,555	2,210,555	154,346
	Gravity NeoCyon, Inc.	654,894	1,135,081	245,600	1,617,933
	Gravity Communications Co., Ltd.	766,117	1,173,556	684,193	889,384
	PT Gravity Game Link	17,494	21,483	65,658	19,385
	Gravity Game Tech Co., Ltd.	2,089,413	365,130	3,764,723	194,022
	Gravity Game Arise Co., Ltd.	3,365,026	2,140,529	104,986	490,422
	Gravity Game Hub PTE., Ltd.	1,226,749	19,491	1,377,730	4,213
	Gravity Game Vision Limited	4,534,036	60,408	5,711,693	921
	Gravity Game Unite SDN.BHD	81,355	883	-	-
Total		18,464,235	4,963,589	17,406,183	3,470,591

(11)Significant Creditors: The Company had no significant creditors as of December 31, 2025.

(12)Employees
(As of December 31, 2025)

Category	Directors & Officers	Developers	Marketing/Operating	Finance/Administration	Total
Employees	18	246	130	43	437

(13)Directors and Auditors
(As of December 31, 2025)

Name	Position	Main work	Transaction with the Company
Hyun Chul Park	CEO	Chief Executive Officer	-
Yoshinori Kitamura	Executive Director	Chief Operating Officer Chief Compliance Officer	-
Heung Gon Kim	Executive Director	Chief Financial Officer	-
Kazuki Morishita	Executive Director	-	-
Kazuya Sakai	Executive Director	-	-
Koji Yoshida	Executive Director	-	-
Chung Lew	Independent Director	Member of audit committee	-
Yong Seon Kwon	Independent Director	Member of audit committee	-
Kee Woong Park	Independent Director	Member of audit committee	-
Hyo Eun Lim	Independent Director	-	-
Geum Ok Sim	Independent Director	-	-

(14)Material Events after the end of fiscal year 2025: None.

3. Consolidated Financial Statements as of and for the fiscal year ended December 31, 2025 and December 31, 2024
(1)Consolidated Statements of Financial Position
GRAVITY CO., LTD. (In thousands of Korean Won)

	December 31, 2025		December 31, 2024
Assets
Current assets		698,512,474		653,609,789
Cash and cash equivalents	203,599,414		228,898,026
Short-term financial instruments	415,033,514		324,304,040
Accounts receivable, net	56,318,021		81,152,458
Other receivable, net	2,904,339		1,572,182
Prepaid expenses	13,765,956		8,115,292
Other current financial assets	4,332,769		6,601,519
Other current assets	2,558,461		2,966,272
Non-current assets		44,149,389		32,849,153
Property and equipment, net	10,770,421		9,957,086
Intangible assets, net	7,156,933		7,056,548
Other non-current financial assets	3,811,881		1,766,588
Other non-current assets	15,201,009		8,451,443
Deferred tax assets	7,209,145		5,617,488
Total assets		742,661,863		686,458,942
Liabilities
Current liabilities		96,030,316		108,648,807
Account payables	61,926,877		67,929,911
Deferred revenue	21,500,469		26,760,732
Withholdings	1,654,977		1,587,759
Accrued expenses	2,596,933		2,651,426
Income tax payable	4,633,281		6,507,227
Other current liabilities	3,717,779		3,211,752
Non-current liabilities		9,264,786		9,446,676
Long-term account payables	622,745		220,108
Long-term deferred revenue	409,752		2,571,862
Other non-current liabilities	6,495,937		5,361,025
Deferred tax liabilities	1,736,352		1,293,681
Total liabilities		105,295,102		118,095,483
Equity attributable to owners of the parent company		636,858,430		567,672,221
Share capital		3,474,450		3,474,450
Common shares	3,474,450		3,474,450
Capital surplus		26,979,361		26,979,361
Other components of equity		25,523,046		23,800,551
Retained earnings		580,881,573		513,417,859
Non-controlling interest		508,331		691,238
Total equity		637,366,761		568,363,459
Total liabilities and equity		742,661,863		686,458,942

(2)Consolidated Statements of Comprehensive Income
GRAVITY CO., LTD. (In thousands of Korean Won)

	2025		2024
Revenues		560,547,445		500,845,120
Online games	90,338,734		76,989,131
Mobile games	455,234,899		405,675,976
Other revenue	14,973,812		18,180,013
Cost of revenues		364,267,566		306,903,066
Gross profit		196,279,879		193,942,054
Selling, general and administrative expenses		117,250,377		107,753,364
Operating Profit		79,029,502		86,188,690
Non-operating income and expenses		11,909,161		20,158,344
Financial income	24,598,991		30,888,989
Financial costs	(11,056,235)		(9,925,670)
Other non-operating income	312,765		788,898
Other non-operating expenses	(1,946,360)		(1,593,873)
Profit before income tax expense		90,938,663		106,347,034
Income tax expense		23,629,334		21,444,826
Profit for the year		67,309,329		84,902,208
Owners of the parent company	67,463,714		84,919,277
Non-controlling interests	(154,385)		(17,069)
Other comprehensive income		1,693,971		19,849,638
Items that may be subsequently reclassified to profit or loss	1,670,895		19,825,684
Foreign currency translation adjustments	1,705,016		19,768,017
Non-controlling interest of foreign currency translation adjustments	(34,121)		57,667
Items that will never be reclassified to profit or loss	23,076		23,954
Remeasurement of defined benefit liabilities	17,478		15,999
Non-controlling interest of remeasurement of defined benefit liabilities	5,598		7,955
Total comprehensive income for the year		69,003,300		104,751,846
Owners of the parent company	69,186,208		104,703,293
Non-controlling interests	(182,908)		48,553
Earnings per share attributable to the equity holders of the parent company
Basic earnings per share		9,709		12,221
Diluted earnings per share		9,709		12,221

(3)Consolidated Statements of Changes in Equity
GRAVITY CO., LTD. (In thousands of Korean Won)

	Share capital	Capital surplus	Other components of equity	Retained Earnings	Total	Non-controlling interest	Total Equity
Balance at January 1, 2024	3,474,450	27,098,264	4,016,535	428,498,582	463,087,831	640,131	463,727,962
Total comprehensive income for the year
Profit for the year	-	-	—	84,919,277	84,919,277	(17,069)	84,902,208
Defined benefit obligation adjustments	-	-	15,999	-	15,999	7,955	23,954
Gain on overseas operations translation	-	-	19,768,017	-	19,768,017	57,667	19,825,684
Transaction with owners
Subsidiaries paid-in capital increase	-	(13,001)	—	-	(13,001)	(3,008)	(16,009)
Non-controlling interest exchange	-	(105,902)	—	-	(105,902)	5,562	(100,340)
Balance at December 31, 2024	3,474,450	26,979,361	23,800,551	513,417,859	567,672,221	691,238	568,363,459
Balance at January 1, 2025	3,474,450	26,979,361	23,800,551	513,417,859	567,672,221	691,238	568,363,459
Total comprehensive income for the year
Profit for the year	-	-	—	67,463,714	67,463,714	(154,385)	67,309,329
Defined benefit obligation adjustments	-	-	17,479	-	17,479	5,598	23,077
Gain on overseas operations translation	-	-	1,705,016	-	1,705,016	(34,120)	1,670,896
Balance at December 31, 2025	3,474,450	26,979,361	25,523,046	580,881,573	636,858,430	508,331	637,366,761

(4) Consolidated Statements of Cash Flows
GRAVITY CO., LTD. (In thousands of Korean Won)

	2025		2024
Cash flows from operating activities		76,092,217		78,555,174
Cash flows generated from operating activities	86,073,208		95,574,035
Profit for the year	67,309,329		84,902,208
Adjustments	24,140,164		14,492,995
Changes in operating assets and liabilities	(5,376,285)		(3,821,168)
Interest received	16,550,426		15,053,915
Interest paid	(271,969)		(130,027)
Income tax paid	(26,259,448)		(31,942,749)
Cash flows from investing activities		(96,651,663)		(47,034,392)
Cash inflow from investment activities	54,047		21,836
Proceeds from disposal of property and equipment	1,503		6,673
Decrease in other current financial assets	8,333		6,667
Decrease in other non-current financial assets	44,211		8,496
Cash outflow from investment activities	(96,705,710)		(47,056,228)
Increase in short-term financial instruments	(89,633,165)		(42,264,550)
Purchase of property and equipment	(1,055,422)		(613,947)
Purchase of intangible assets	(5,266,047)		(4,147,357)
Increase in other non-current financial assets	(751,076)		(30,374)
Cash flows from financing activities		(4,514,664)		(4,641,636)
Cash inflow from financing activities	-		-
Cash outflow from financing activities	(4,514,664)		(4,641,636)
Repayment of lease liabilities	(4,514,664)		(4,525,288)
Expense on subsidiaries share issuance	-		(16,009)
Acquisition of non-controlling interest	-		(100,339)
Effects of exchange rate changes on cash and cash equivalents		(224,502)		17,937,065
Net increase (decrease) in cash and cash equivalents		(25,298,612)		44,816,211
Cash and cash equivalents at beginning of the year		228,898,026		184,081,815
Cash and cash equivalents at end of the year		203,599,414		228,898,026

4. Separate Financial Statements as of and for the fiscal year ended December 31, 2025 and December 31, 2024.

(1)Statements of Financial Position
GRAVITY CO., LTD. (In thousands of Korean Won)

	December 31, 2025		December 31, 2024
Assets
Current assets		458,043,585		388,828,361
Cash and cash equivalents	30,553,616		64,263,198
Short-term financial instruments	389,000,000		278,000,000
Accounts receivable, net	28,536,382		35,651,270
Other receivable, net	3,420,324		3,409,219
Prepaid expenses	1,409,245		1,226,672
Other current financial assets	3,945,138		5,897,585
Other current assets	1,178,880		380,417
Non-current assets		81,595,914		73,268,527
Investments in subsidiaries	49,236,515		49,376,747
Property and equipment, net	4,083,804		5,344,496
Intangible assets, net	6,284,550		6,765,893
Other non-current financial assets	3,342,526		1,999,836
Other non-current assets	14,529,957		6,277,319
Deferred tax assets	4,118,562		3,504,236
Total assets		539,639,499		462,096,888
Liabilities
Current liabilities		34,186,669		36,037,103
Accounts payables	22,950,035		22,597,276
Deferred income	5,589,150		6,027,907
Withholdings	595,152		829,430
Accrued expenses	1,109,202		1,277,685
Income tax payable	2,604,736		3,435,351
Other current liabilities	1,338,394		1,869,454
Non-current liabilities		3,978,361		7,406,050
Long-term account payables	622,745		220,108
Long-term deferred revenue	409,752		2,571,862
Other non-current liabilities	2,945,864		4,614,080
Total liabilities		38,165,030		43,443,153
Equity
Share capital		3,474,450		3,474,450
Common shares	3,474,450		3,474,450
Capital surplus		27,482,683		27,482,683
Retained earnings		470,517,336		387,696,602
Total equity		501,474,469		418,653,735
Total liabilities and equity		539,639,499		462,096,888

(2)Statements of Comprehensive Income
GRAVITY CO., LTD. (In thousands of Korean Won)

	2025		2024
Revenues		186,120,945		179,302,825
Online games	37,920,178		36,477,961
Mobile games	146,024,476		142,121,659
Other revenue	2,176,291		703,205
Cost of revenues		78,629,202		79,520,828
Gross profit		107,491,743		99,781,997
Selling, general and administrative expenses		64,469,666		55,591,566
Operating Profit		43,022,077		44,190,431
Non-operating income and expenses		55,123,286		58,155,080
Financial income	17,972,941		20,047,120
Financial costs	(5,683,538)		(5,048,084)
Other non-operating income	57,115,565		44,145,625
Other non-operating expenses	(14,281,682)		(989,581)
Profit before income tax		98,145,363		102,345,511
Income tax expense		15,324,629		14,453,156
Profit for the year		82,820,734		87,892,355
Other comprehensive income		-		-
Total comprehensive income for the year		82,820,734		87,892,355

(3)Statements of Appropriation of Retained earnings
GRAVITY CO., LTD. (In thousands of Korean Won)

	2025		2024
	Confirmed disposition date: March 27, 2026		Confirmed disposition date: March 31, 2025
Retained earnings before appropriation		470,517,336		387,696,602
Unappropriated retained earnings carried over from prior year	387,696,602		299,804,247
Profit for the year	82,820,734		87,892,355
Appropriation of retained earnings		-		-
Unappropriated retained earnings to be carried forward		470,517,336		387,696,602

(4) Statements of Changes in Equity
GRAVITY CO., LTD. (In thousands of Korean Won)

	Share capital	Capital Surplus	Other components of equity	Retained Earnings	Total
Balance at January 1, 2024	3,474,450	27,482,683	-	299,804,247	330,761,380
Profit for the year	-	-	-	87,892,355	87,892,355
Balance at December 31, 2024	3,474,450	27,482,683	-	387,696,602	418,653,735
Balance at January 1, 2025	3,474,450	27,482,683	-	387,696,602	418,653,735
Profit for the year	-	-	-	82,820,734	82,820,734
Balance at December 31, 2025	3,474,450	27,482,683	-	470,517,336	501,474,469

(5)Statements of Cash Flows
GRAVITY CO., LTD. (In thousands of Korean Won)

	2025		2024
Cash flows from operating activities		87,541,372		80,267,527
Cash flows generated from operating activities	48,658,160		45,606,597
Profit for the year	82,820,734		87,892,355
Adjustments	(31,553,425)		(35,637,197)
Changes in operating assets and liabilities	(2,609,149)		(6,648,561)
Interest received	11,999,254		10,086,534
Dividend received	44,937,205		43,120,174
Interest paid	(145,197)		(77,204)
Income tax paid	(17,908,050)		(18,468,574)
Cash flows from investing activities		(119,963,144)		(46,474,806)
Cash inflow from investment activities	9,720		7,469
Decrease in other current financial assets	8,333		6,667
Disposal of property and equipment	1,387		802
Cash outflow from investment activities	(119,972,864)		(46,482,275)
Acquisition of subsidiaries shares	(2,682,618)		(13,925,514)
Increase in short-term financial instruments	(111,000,000)		(29,000,000)
Increase in other non-current financial assets	(600,000)		—
Purchase of property and equipment	(532,207)		(207,306)
Purchase of intangible assets	(5,158,039)		(3,349,455)
Cash flows from financing activities		(1,873,674)		(2,069,495)
Cash inflow from financing activities	—		—
Cash outflow from financing activities	(1,873,674)		(2,069,495)
Repayment of lease liabilities	(1,873,674)		(2,069,495)
Effects of exchange rate changes on cash and cash equivalents		585,864		382,881
Net increase (decrease) in cash and cash equivalents		(33,709,582)		32,106,107
Cash and cash equivalents at the beginning of the year		64,263,198		32,157,091
Cash and cash equivalents at the end of the year		30,553,616		64,263,198